EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT

AGREEMENT made as of the 31st day of October, 2016 between Savos Investments Trust, a Delaware statutory trust (the “Trust”), on behalf of its Savos Dynamic Hedging Fund series (the “Fund”), and AssetMark, Inc., a California corporation (the “Advisor”).

WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940 (the “1940 Act”) and the Advisor is registered as an investment adviser under the Investment Advisers Act of 1940; and

WHEREAS, the Advisor entered into an Investment Advisory Agreement with the Trust, dated August 30, 2013 (the “Old Advisory Agreement”), pursuant to which the Advisor provided, or arranged for the provision of, investment advisory and management services to each Fund, and for which it was compensated based on the average daily net assets of each such Fund; and

WHEREAS, the Trust and the Advisor determined that it was appropriate and in the best interests of each Fund and its shareholders to limit the total expenses of each Fund pursuant to an Expense Waiver and Reimbursement Agreement dated August 30, 2013, as amended and restated on July 10, 2015 (the “Old Expense Limitation Agreement”); and

WHEREAS, in connection with a change in ownership of the Advisor effective on the date first written above, the Old Advisory Agreement and the Old Expense Limitation Agreement each terminated automatically as required under the Investment Company Act of 1940, as amended and/or by their terms; and

WHEREAS, the Board of Trustees and shareholders of the Trust have each approved a new Advisory Agreement (the “New Advisory Agreement”) with the Advisor effective as of the date first written above to replace the Old Advisory Agreement, and the Board of Trustees of the Trust also approved this Agreement to replace the Old Expense Limitation Agreement, and the parties hereto desire to enter into this Agreement so that the Advisor may continue to limit the total expenses of each Fund; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of the Fund and its shareholders to continue to limit the total expenses of the Fund to the amount provided below, as may be amended from time to time;

NOW, THEREFORE, the parties hereto agree as follows:

1.
Fee Waiver and/or Expense Payments by the Advisor.  The Advisor agrees to reduce or waive all or a portion of its management fees and, if necessary, to bear certain other operating expenses of the Fund (to the extent permitted by the Internal Revenue Code of 1986, as amended) to the extent necessary to limit the ratio of expenses to average daily net assets of the Fund to no more than 1.50% on an annual basis (excluding any taxes, interest, brokerage fees, securities lending expense offset amounts, acquired fund fees and expenses or non-routine expenses).

2.
Duty of Fund to Reimburse.  In exchange for the Advisor’s agreement to subsidize Fund expense levels, the Trust, on behalf of the Fund, agrees to cause the Fund to reimburse the Advisor in later periods for any management fees reduced or waived by the Advisor, or any Fund expenses borne by the Advisor, pursuant to paragraph 1, to the extent such reimbursement can be made without causing the Fund’s annualized expense ratio to exceed 1.50%; provided, however, that the Fund is not obligated to reimburse the Advisor for any such reduced or waived management fees, or expenses borne, more than three years after the end of the fiscal year in which the fee was reduced or waived or the expense was borne.  The Trust’s Board of Trustees shall review quarterly any reimbursement paid to the Advisor with respect to the Fund in such quarter.

3.	Assignment. No assignment of this Agreement shall be made by the Advisor without the prior consent of the Trust.

4.
Duration and Termination.  This Agreement shall continue in effect for an initial period ending on January 31, 2017, and then shall continue from year to year thereafter upon mutual agreement of the Trust and the Advisor.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Advisor and the Trust.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Savos Investments Trust	AssetMark, Inc.

By: /s/ Carrie E. Hansen	By: /s/ Carrie E. Hansen

Name & Title: Carrie E. Hansen, President	Name & Title: Carrie E. Hansen, EVP & COO